

December 14, 2011

Via E-mail
Joel S. Kress
Executive Vice President
ICON Oil & Gas GP, LP
100 Fifth Avenue, Fourth Floor
New York, New York 10011

>   **Re: ICON Oil & Gas Fund**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 30, 2011**
>   **File No. 333-177051**

Dear Mr. Kress:

We have reviewed your amended registration statement and letter dated November 30, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We remind you of comments 3 through 7 in our letter dated October 26, 2011. With respect to prior comment 3, please tell us whether you intend to fill in the blanks found in the table on page 38, as we do not see brackets denoting this missing information. In addition, please ensure that your letter if response accurately indicates the page number of the marked version of the amendment. We refer to comment 2 in our letter dated October 26, 2011.

2.   We note your response to comment 9 in our letter dated October 26, 2011 and reissue the comment. It is not clear to us how the determination by the Managing GP will be made that "no further material tax benefits…will be realized." For example, please revise your disclosure to discuss whether the elimination of one tax benefit will trigger conversion. In addition, please discuss how often the Managing GP will reassess the tax benefits provided to the Investor General Partners.

Prospectus Cover Page

3.   We note your response to comment 13 in our letter dated October 26, 2011. Please revise your prospectus cover page to include the content of your response.

4.   We note your response to comment 14 in our letter dated October 26, 2011 and reissue the comment.

Prospectus Summary, page 1

General

5.   We note your response to comment 16 in our letter dated October 26, 2011 and reissue it in part. Please include in your chart all affiliates of ICON mentioned in the filing, including all the partnerships constituting the fund.

6.   We note your response to comment 17 in our letter dated October 26, 2011. Please revise the Prospectus Summary to include the content of your response. For example, disclose that the timeline depends on the timing and amount of the Registrant's capital raising as well as the availability of appropriate projects being sourced by Special Energy Corporation, as well as other operators, as applicable.

The Offering, page 8

7.   We note your response to comment 18 in our letter dated October 26, 2011. In each instance where you discuss fees or compensation paid to the Managing GP, please revise your disclosure to provide a cross-reference to "Conflicts of Interest—Conflicts Regarding Transactions with the Managing GP and its Affiliates" and to state that any fees or compensation will not be based on arms'-length negotiations.

Risk Factors, page 13

The Managing GP may not devote the necessary time…, page 27

8.   We note your response to comment 22 in our letter dated October 26, 2011 and we
      reissue the comment. We note your suggestion that the amount of time allocated by the
      Managing GP will be consistent with its fiduciary duties. However, because you have
      included risk factor disclosure and related disclosure in your "Conflicts of Interest"
      section indicating that the Managing GP may not devote the necessary time and because
      the partnership will rely entirely on the Managing GP and its affiliates for its
      management, we believe it would be helpful to investors to have a clear understanding of
      the amount of time the Managing GP will devote to the partnership's business. Please
      revise your disclosure accordingly or provide detailed explanation as to why you believe
      it is "impossible to quantify" the amount of time.

Sources of Funds and Estimated Use of Proceeds, page 37

9.   We note your response to comments 23, 24 and 25 in our letter dated October 26, 2011.
      Please expand the disclosure on page 37 and the table on page 38 to provide more
      specifics as to how you arrived at the $1,717,000 and $171,700,000 amounts. For
      example, provide a sufficient breakdown of the amount or percentage of the O&O Costs
      and management fee that you are using to make this calculation. In this regard and based
      on the tables on the cover page and on page 38, given that you are allocating 10% to sales
      commissions, it appears that you are allocating 5% to the "other costs related to the
      organization of the partnership" and the Managing GP's management fee.

      In addition, explain in clear terms the difference between the "total amount available to
      the partnership" as disclosed on page 37 and the "total partnership capital" as set forth in
      the table on page 38. Explain why the 1% capital contribution by the Managing GP is not
      considered part of the "total partnership capital" and the implications this has for the
      partnership.

10.   We note your response to comment 26 in our letter dated October 26, 2011. Please revise
      your disclosure to include the content of your response. In this regard, it does not appear
      that your table has been revised as suggested by your response.

11.   We note your response to comment 27 in our letter dated October 26, 2011 and we
      reissue the comment. While we note your disclosure in the referenced risk factor, it is not
      clear to us why you are unable to provide numerical disclosure, in light of your ability to
      provide similar disclosure with respect to drilling, lease and equipment costs with respect
      to your development wells. Please revise your table accordingly or explain to us in
      greater detail why you believe it is "impossible to determine the numerical impact."

Prior Activities, page 50

12.   We note your response to comments 32 and 33 in our letter dated October 26, 2011. Please clarify whether ICON Investment Group, LLC has sponsored similar oil and gas programs in the past and, if so, please provide the disclosure required by Item 8 of Industry Guide 5 and Item 13(2) of Industry Guide 4 in respect of ICON Investment Group or tell us why you do not need to.

Management, page 51

13.   We note your response to comment 35 in our letter dated October 26, 2011. Please provide the information required by Item 401(e) of Regulation S-K for the Managing GP's directors or tell us why you do not need to.

14.   We reissue comment 36 in our letter dated October 26, 2011. We refer to comment 8 above.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
Deborah Schwager Froling, Esq.
Arent Fox LLP